November 13, 2014

John Reynolds Assistant Director Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated October 16, 2014, regarding
Texas Rare Earth Resources Corp.
Registration Statement on Form S-1
Filed August 28, 2014, as amended October 1, 2014
File No. 333-198457

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the October 16, 2014 letter regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

General

Staff Comment No. 1.

We note your response to prior comment one from our letter dated September 23, 2014. As previously requested, please tell us whether the company, any of its officers or directors, or any affiliates of the preceding, participated in the July 8, 2014 interview and/or implicitly or explicitly approved of the information published about the company.

Texas Rare Earth Resources Corp.’s Response:

Mr. Anthony Marchese, a director of the Company, participated in the July 8, 2014 interview of Mr. Marchese. Mr. Marchese was provided a draft of the interview which contained the entirety of his statements and was given the opportunity to comment on the draft and return to the interviewer.  While Mr. Marchese was not provided the final

John Reynolds
November 13, 2014

interview for approval prior to its publication, the material statements made by Mr. Marchese in the final interview, as published, were contained in the initial draft he reviewed and commented upon. In this regard, we believe that Mr. Marchese implicitly authorized the statements made on his behalf in the interview. No other officers, directors or agents of the Company were involved in the interview, reviewed any drafts of the interview or implicitly or explicitly approved of the statements made in the interview.

Staff Comment No. 2.

In response to comment one you state that your revised Preliminary Economic Assessment provides a reasonable basis in support of statements regarding your project economics that Mr. Marchese made in the July 8, 2014 interview.  Please tell us how a preliminary report supports these statements. In this regarding please tell us how and where you have provided meaningful discussion of the qualifications and assumptions surrounding this report and the manner in which it differs from a bankable feasibility study. In addition, please remove all references in you Form S-1 to the PEAs you have furnished on EDGAR.

Texas Rare Earth Resources Corp.’s Response:

The Company believes that the revised PEA provides a reasonable basis for the statements made by Mr. Marchese because the revised PEA is a technical report prepared by well-known and qualified third-party experts in accordance with the standards of Canadian National Instrument 43-101 (“NI 43-101”), a reporting standard that is well-known and utilized throughout the rare earth and mining industries.

The results of the revised PEA are supported by the extensive drilling and assay work the Company conducted on the Round Top Project in preparation for the Company’s June 2012 PEA. The drilling and assay results were very consistent across the Round Top Mountain and project area and were sufficient for the PEA to report measured and indicated resources, as those terms are defined under NI 43-101. The Company believes that the extensive and consistent nature of the drilling and assay results combined with the positioning of the proposed 20-year mine over that portion of the Round Top Project with established measured and indicated resources provides a reasonable basis for the statements regarding the size of the mineralization at the Round Top Project.

Further, from the date of the initial June 2012 PEA to the revised PEA in December of 2013, the Company focused primarily on the metallurgical processes as presented in the revised PEA. This extensive work on the metallurgy provides substantial support for the project economics as presented in the revised PEA.  Further, the Company notes that there is a rock quarry on the immediately adjacent property to Round Top Mountain which has substantially similar rock to the Round Top Project and has been in operation for several years.  This operation has provided the Company with reliable, real-world data regarding the economics of crushing and grinding the rock and the equipment life expectancy and usage under the conditions of the Round Top Project environment.

John Reynolds
November 13, 2014

The Company recognizes that the revised PEA does not establish a proven or probable reserve under Industry Guide 7 standards, but the Company does believe that the extensive technical work supporting the economics at the Round Top Project combined with the fairly well-known economics of operating a heap leach mine throughout the mining industry means that the economics in the PEA are reasonably supported by sound and thorough technical data prepared by both the Company and reputable third party service providers.

The Company believes that the fact that the report is preliminary in nature does not make statements made in relation to the economics presented in the revised PEA unreasonable. The mine economics in the revised PEA, as prepared by Gustavson Associates, contain only a 25% contingency for CapEx and 10% contingency for OpEx (see page 138 of the Revised PEA). Further, the revised PEA notes that “[p]rinciple risks to developing Round Top include the price and demand for REOs. Although the Round Top deposit is a low grade deposit, it is relatively insensitive to both operational and capital costs” (see page 152 of the Revised PEA). Finally, the revised PEA notes that the principal risk to the development of the mineral resources contained at the Round Top Project relates to the potential classification and costs of disposing of or treating trace radioactive elements contained in the adjacent rock (see page 4 of the revised PEA). The Company believes that these statements by the third-party qualified persons support that the economics presented in the revised PEA have reasonable technical support and are not likely to be subject to drastic degradation as the Company moves from the preliminary report to a feasibility study under Industry Guide 7 standards.

The Company also notes that Mr. Marchese expressly states in the July 8 interview that he is commenting on the economics as presented in the revised PEA.  Specifically, the Company notes the following in relation to the statements made by Mr. Marchese in the July 8 interview:

•	“We have, in my opinion, one of the largest and potentially most profitable HREE projects in the world”

o
The Company notes that a comparison with the project resource sizes and projected economics of its peers in the rare earth mining sector, including, but not limited to, net present value and internal rate of return, indicates that the estimated resource at the Round Top project is among the largest known rare earth deposits in the world and the economics projected in the PEA make it “potentially” one of the most profitable HREE projects in the world. This comparison includes the following companies which the Company believes represents its reputable and known peer companies in the HREE industry:

Company Name	Stage	Pre-Tax NPV	Pre-Tax IRR
Frontier Rare Earths Limited	Preliminary Economic Assessment	C$4.3 billion (11% discount)	57.6%
Quest Rare Minerals Ltd.	Pre-Feasibility Study	C$1.42 billion (10% discount)	20.1%

John Reynolds
November 13, 2014

Matamec Explorations, Inc.	Feasibility Study	C$260 million (10% discount)	21.6%
Avalon Rare Metals Inc.	Feasibility Study	C$1.35 billion (10% discount)	22.5%
Ucore Rare Metals Inc.	Preliminary Economic Assessment	C$577 million (10% discount)	43%
Commerce Resources Corp.	Preliminary Economic Assessment	C$2.32 billion (10% discount)	44%
Rare Element Resources Ltd.	Pre-Feasibility Study	C$426 million (10% discount)	33%
Pele Mountain Resources Inc.	Preliminary Economic Assessment	C$1.7 billion (10% discount)	51%
Tasman Metals Ltd.	Preliminary Economic Assessment	C$1.9 billion (8% discount)	53.3%
Great Western Minerals Group Ltd.	Feasibility Study	C$274 million* (10% discount, after-tax)	50% (after-tax)
TRER	Preliminary Economic Assessment	US$1.4 billion (10% discount)	67%

o
In relation to the above peer companies, the Company notes that only three of the companies have produced a feasibility study on their projects, with most of the projects also being at the preliminary stage of exploration. Therefore, a comparison to projects on the basis of the Company’s revised PEA is a reasonable comparison. Even for those projects which have a feasibility study, taking into account the likely cost contingencies of the Round Top Project as set forth in the revised PEA and potential degradation in moving from the revised PEA to a feasibility study, the Round Top Project is still potentially among one of the most profitable projects.

o	The statement is clearly referenced as the opinion of Mr. Marchese and is not an unqualified statement of fact.

•	“We have a surface mine with a large 100 year plus deposit”

o
The resource size at the Round Top project is reported on page 91 of the revised PEA as 821,650 k-tonnes.  At a reasonable mining rate of 7,300 k-tonnes per year the mine life would be approximately 112 years.

•	“We have a 67% pre-tax IRR and a net present value of $1.4 billion using a 10% discount rate.”

John Reynolds
November 13, 2014

o	This is taken directly from the revised PEA economics (see summary on page 1 of the revised PEA)

•
“The Round Top Resource is enormous. It contains: 133 million kilograms of measured TREO (total rare earth oxides), 173.3 million kilograms of indicated TREO and 218.1 million kilograms of inferred TREO.”

o
Table 1-1 of the revised PEA sets forth the resource estimates as set forth here. The resource is a large resource in comparison to the resources reported by the Company’s peer companies, most of which are based on preliminary technical reports similar to the Company’s revised PEA.

•	“Of this resource 72% will be HREE.”

o	The revised PEA on page 91 provides total TREO of approximately 303 million kg with 220 million kg being HREO, or approximately 72%.

•	“We estimate we have revenue of $53.81 per mined tonne vs. cash costs of $18.50 per mined tonne giving us gross profit of $35.42 per mined tonne.”

o	The economics in the revised PEA estimate annual revenue of $388,221,200, which represents $53.18 per tonne.

o	The revised PEA cites an OpEx of approximately $15.16/tonne. When the royalty to the State of Texas is included, OpEx is increased to approximately $18.50/tonne.

o
Net revenue is $34.68 from $53.18 in projected gross revenues minus $18.50 in OpEx plus the royalty to the State of Texas. The Company believes the minor discrepancy from the revised PEA to the interview amount is due to the mistaken transposition of 81 to 18 in the projected revenue numbers (i.e. “$53.18” being reported as “53.81”

•
“Full feasibility will cost about $13 million and we are in the process of talking to potential strategic partners that can give us funding. Regarding the construction and development costs we need $293 million”

o	The revised PEA presents the feasibility study budget on page 154 as $13.4 million.

o	The revised PEA presents the initial capital costs of the mine on page 142 as $292.2 million.

The Company does note that the interview does not contain any specific disclosure regarding the qualifications and assumptions surrounding the revised PEA. The Company believes that the principle assumption underlying the revised PEA economics is the price sensitivity.  This is supported by the revised PEA which, as noted above,

John Reynolds
November 13, 2014

states that “[p]rinciple risks to developing Round Top include the price and demand for REOs. Although the Round Top deposit is a low grade deposit, it is relatively insensitive to both operational and capital costs” (see page 152 of the Revised PEA).

In this regard, the Company notes that it disclosed its pricing sensitivity analysis in its December 4, 2013 press release detailing the base economics presented in the revised PEA. That press release also contains a detailed cautionary note to investors describing that the revised PEA is not a bankable feasibility study, does not support proven and probable reserves under Industry Guide 7 and that the results of the revised PEA are preliminary and may not be realized.  The Company provided a similar cautionary note to investors in the Form 8-K it filed with the SEC on December 23, 2013 and the Company’s website contains a cautionary note to investors with similar language regarding the preliminary nature of the PEA.

Finally, the Company notes that the July 8, 2014 interview was published 51 days prior to the filing of the Company’s initial registration statement on Form S-1 and as of the date hereof is 127 days old. The Company has not taken any steps to further disseminate or otherwise promote the interview since it was published. The publication was outside the typical 30-day cooling off period prior to the filing of the registration statement on Form S-1, as expressed in Rule 163A under the Securities Act of 1933, as amended.

Per the Staff’s comment and subsequent conversations with the Staff, the Company has removed references to the furnishing of the PEA and revised PEA on Form 8-K from its recently filed annual report on Form 10-K and from the amended S-1, as filed concurrently herewith. In the spirit of cooperation with the staff, the Company also agrees that it will not make such references in its future periodic reports and statements that it files with the SEC.

* * * * *

Texas Rare Earth Resources Corp. hereby acknowledges that:

•	Texas Rare Earth Resources Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Texas Rare Earth Resources Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (361) 790-5831, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely, Texas Rare Earth Resources Corp.

/s/ Daniel E. Gorski
Daniel E. Gorski
Chief Executive Officer

cc:           Jason K. Brenkert, Dorsey & Whitney LLP